September  12,  2006

MAIL  STOP  7010
----------------

                                                        Faxed  to:  202-772-9368
Ms.  April  Sifford                                     ------------------------
Branch  Chief
U.S.  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549


RE:     Battle  Mountain  Gold  Corp.  ("Registrant")
        Form  10-KSB  for  Fiscal  Year  Ended  December  31,  2005
        Filed  March  30,  2006
        Form  10-KSB/A  for  Fiscal  Year  Ended  December  31,  2005
        Filed  April  10,  2006
        Form  10-KSB/A  for  Fiscal  Year  Ended  December  31,  2005
        Filed  July  21,  2006
        Response  letter  dated  August  7,  2006
        File  Number  0-50399

Dear  Ms.  Sifford:

In response to your comment letter of August 7, 2006, and as per the Company's discussion with Ryan Milne on September 7, 2006, the Company respectfully submits the following response to comment 5 of your enumerated paragraphs, with additional responses to your comment letter to follow resolution of comment 5.

FINANCIAL  STATEMENTS,  PAGE  21
--------------------------------

NOTE  10.  STOCK  OPTION  PLAN,  PAGE  F-16
-------------------------------------------

QUESTION  5
-----------

As discussed and agreed to with Ryan Milne on September 7, 2006, we are providing our response to comment 5 of your letter dated August 7, 2006, prior to submitting the response to the rest of the outstanding items, and will be refiling the 2005 10-K and 3/31/06 10-Q upon your response to this submission. We would appreciate any expediting of your response. Thank you.

Our rationale for responding in detail to comment 5 of your letter, dated August 7, 2006, prior to responding to the remaining questions, is our belief that, assuming we are able to explain to your satisfaction why we did not need to record any option-related compensation expense for 2004, then the remaining questions and resubmission process will be a much simpler and less extensive process for the Company. We will then be able to promptly reply to all of the remaining questions, re-file an amended 10-K for 2005, as well as a 10-Q for the period ended 3/31/06. If we are unable to satisfy the staff's concerns regarding the option-related compensation expense for 2004, then we will need to spend the time and expense to not only refile an amended 2005 10-K and 10-Q for the period ended 3/3/1/06, but also an amended 2004 10-K, as well as the 10-Q's for 2005. We would prefer to avoid the added expense of re-filing the 2005 10-K twice. We hope you understand our position on this matter and thank you for your consideration in advance.

RATIONALE FOR NOT RECORDING COMPENSATION EXPENSE DURING 2004.

Background:

Since the Company's inception, we have adopted the provisions of SFAS 123 and have not adopted a new accounting policy as it relates to accounting for stock based compensation in 2005. As disclosed in Note 11 to our 2004 10-KSB, where it is stated that "The Company, in accordance with the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, no expense was recognized for the period ended December 31, 2004". In addition, we did not recognize the intrinsic value of the stock options as would have been required under APB 25, since we had adopted the provisions of SFAS 123.

As disclosed in the 2004 10k in item 8b "other information", the date of the grant as approved by the Board, and thus the beginning of the vesting period was December 15th, 2004. "In December 2004, the Company granted options to James E. McKay and Mark D. Kucher pursuant to their employment agreements to purchase 500,000 shares of the Company's common stock with an exercise price of $0.99 per share and a vesting date of May 31, 2005". This date coincides with the Board's approval of the 2004-2005 Non Qualified stock option plan.

As disclosed in the 8-k filed on September 9th, 2004, the Company had entered into an employment agreement with Jim MacKay. As part of the agreement, the Board approved 500,000 options to be issued at an exercise price of $0.99 cents. The Board approved the actual granting of the options on December 15th, 2004, in part so it coincided with the 500,000 options issued to Mark Kucher (i.e. they wanted both sets of options to be granted at the same time), and at the time of Mr. Mackay's agreement, the stock was not trading. The shares did not begin trading until Oct 7th, 2004, so fixing a Grant Date at that time was not possible. In addition, no Grant Date was specified in Mr. Mackay's agreement, so it was up to the Board to fix a date. Therefore the board decided to approve the grant date of December 15th, 2004.

It is the Company's position that even though Mr. Mackay's consulting agreement was approved in September 2004, the options were not granted until December 15th 2004, since that was the date the Board formally approved as the Grant Date.

Since all of the options granted to our employees in 2004 have a Grant Date of December 15th, 2004 as disclosed in our 2004 10k, and a vesting Date of May 31st, 2005, and based on a calculation using the parameters as set forth in the 2004 10k, using the Black-Scholes model, the fair value of the options is approximately $.0983 per option, that would have vested approximately 15 of 165 days for approximately 9% of the $98,300 total expense recognized over the vesting period or $8,847. In addition, based on other factors such as the fact the shares were restricted and unregistered, a further discounting of the fair value of the options was required. Moreover, the shares had only begun to trade a few months prior to the Grant Date. Based on these considerations, the actual expense related to the issuance of the options in 2004 was considered to be immaterial to the financial statements in 2004, and therefore no compensation expense was recognized.

Finally, based on the modification of our option awards in April 2005, the Company has essentially recognized the compensation expense of all of the current and previously issued options, and we do not believe that any benefit would accrue to shareholders by having us refile our 2004 financial statements for an expense of less than $9,000.

CLOSING  COMMENTS
-----------------

In  addition,  the  Registrant  hereby  acknowledges  that:

     1. the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
     2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     3. the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments regarding these matters, please do not hesitate to contact me.

Thank  you  again  for  your  kind  cooperation  and  assistance.

Very  truly  yours,


/s/Mark  Kucher
Mark  Kucher
Chairman  and  CEO


cc:   Michael  J.  Morrison,  Esq.
      Chisholm, Bierwolf & Nilson

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